Exhibit 10.15
Description of the 2016 Performance Incentive Program
Two corporate performance measures are to be used in calculating the pool for awards for 2016: revenue and adjusted EBITDA. These two measures will be equally weighted. With respect to vice presidents and above, no bonus pool will be created if performance is below either 95% of target adjusted EBITDA, unless determined otherwise by the Compensation Committee in its sole discretion, or 95% of target revenue and, for all other participants, no bonus pool will be created if performance is below either 90% of target adjusted EBITDA or 95% of target revenue. The maximum bonus pool for all participants will be created upon attainment of both 110% of the EBITDA target or greater and 105% of the revenue target or greater. Performance between the minimum and maximum is determined pursuant to a matrix of bonus pool amounts. Adjusted EBITDA would be defined as net income (loss) plus net interest (income) expense; income tax expense; non-cash charges including depreciation, amortization, impairment of intangible assets and stock-based compensation expense; and other (income) expense. For this purpose, the determination of adjusted EBITDA is subject to adjustment based on budgetary changes, extraordinary events and one-time costs and certain add-backs (such as the bonus pool).
Individual payments made from the pool to each participant in the 2016 Performance Incentive Program, including the named executive officers, would be based on each participant’s target bonus percentage of salary, as such amount may be adjusted by (1) the achievement of individual performance goals, (2) individual performance ratings, (3) business unit performance, and (4) such other factors as the Operating Committee or Compensation Committee may determine.